Exhibit 23.3

CONSENT OF INDEPENDENT COUNSEL

We hereby consent to the references regarding the internal investigation that our firm conducted on behalf of the Acacia Research Corporation Audit Committee referenced in the third risk factor on page 17 under the caption "Risk Factors" and the second paragraph under the caption “Legal Proceedings” on page 39 of the prospectus.  In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Act, or the Rules and Regulations of the SEC thereunder.

/s/ Gibson Dunn & Crutcher LLP
Irvine, California
May 7, 2007